FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 29, 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 27, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010
ARM HOLDINGS PLC.

	By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2010
A conference call discussing these results will be audiocast today at 08:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 27 April 2010—ARM Holdings plc announces its unaudited financial results for the first quarter ended 31 March 2010, demonstrating continuing progress against its strategy with highest ever unit shipments leading to record royalty revenues, profits and net cash generation.

Q1 2010 – Financial Summary	Normalised*			IFRS
	Q1 2010	Q1 2009	% Change	Q1 2010	Q1 2009
Revenue ($m)	143.3	120.9	19%	143.3	120.9
Revenue (£m)	92.3	79.9	16%	92.3	79.9
Operating margin	40.0%	29.5%		27.3%	15.9%
Profit before tax (£m)	37.6	23.9	57%	25.9	13.1
Earnings per share (pence)	2.04	1.38	49%	1.47	0.77
Net cash generation**	43.8	15.2
Effective revenue fx rate ($/£)	1.55	1.51

Progress against strategy in Q1
•	Growth in mobile applications
o	ARM opportunity increases as smartphone growth continues and ARM® technology-based mobile computers begin to come to market
o	Approximately 50% year-on-year increase in shipments of ARM based chips into mobile devices
o
4 processor licenses signed for mobile phone and computing applications including a major semiconductor company becoming the second lead-licensee for “Eagle”, the next generation Cortex-A class processor

•	Growth beyond mobile
o	Increased share in target markets such as consumer electronics and embedded products
o	Strong year-on-year growth with shipments of ARM based chips into digital TVs, disk drives and microcontrollers all up more than 80%
o	13 processor licenses signed for a broad range of applications including intelligent sensors, networking, smart energy meters and solid state drives
•	Growth in new technology outsourcing
o	2 licenses for royalty-bearing platforms of physical IP at 130nm and 90nm nodes

Warren East, Chief Executive Officer, said:

“ARM has continued to focus on execution and has seen positive progress against each of our growth drivers in the first quarter.  Leading semiconductor and OEM companies are increasingly adopting ARM technology, creating healthy demand for our latest products. This continuing demand validates ARM's commitment to R&D investment as we develop the technology that meets our customers’ need for smarter, lower-power chips in a broadening range of end markets.

Shipments of ARM-based chips reported in Q1 increased more than 50% compared with a year ago, driven by strong growth from smarter mobile devices, digital TVs, disk drives and microcontrollers, and leading to record royalty revenues.  Combined with on-going financial discipline, this has given rise to year-on-year earnings growth of 49% and record levels of net cash generation.”

Outlook

ARM has made an encouraging start to 2010 in improving trading conditions, although there remains a lack of certainty as to the impact of the broader macroeconomic environment on end-consumer demand later in the year.  In this context, and as ARM continues to execute its strategy, we expect group dollar revenues for the full-year 2010 to be in line with current market expectations.

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Q1 2010 – Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	Q1 2010	Q1 2009	% Change	Q1 2010	Q1 2009	% Change
PD
Licensing	34.2	31.9	7%	21.8	19.6	11%
Royalties	66.7	50.3	33%	43.2	35.1	23%
Total PD	100.9	82.2	23%	65.0	54.7	19%
PIPD
Licensing	8.8	8.8	1%	5.7	5.4	6%
Royalties[1]	10.8	8.0	34%	6.9	5.5	24%
Total PIPD	19.6	16.8	17%	12.6	10.9	15%
Development Systems	14.8	14.6	2%	9.7	10.0	-3%
Services	8.0	7.3	10%	5.0	4.3	18%
Total Revenue	143.3	120.9	19%	92.3	79.9	16%
1 Includes catch-up royalties in Q1 2010 of $0.5m (£0.3m) and in Q1 2009 of $1.6m (£1.0m).

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges and profit on disposal and impairment of available-for-sale investments. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 4.1 to 4.12.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term investments and marketable securities, adding back share buybacks, dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments and share-based payroll taxes, and deducting inflows from share option exercises and proceeds from investment disposals – see notes 4.7 to 4.10.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

CONTACTS:

Sarah West/Anne Bark	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q1 2010 were $143.3 million, up 19% on Q1 2009.  Q1 sterling revenues were £92.3 million, up 16% year-on-year.

License revenues
Total dollar license revenues in Q1 2010 increased by 6% year-on-year to $43.0m, representing 30% of group revenues.  License revenues comprised $34.2 million from PD and $8.8 million from PIPD.

Royalty revenues
Total dollar royalty revenues in Q1 2010 increased by 33% to $77.5 million, representing 54% of group revenues. Royalty revenues comprised $66.7 million from PD and $10.8 million from PIPD.

Royalty revenues are recognised one quarter in arrears with royalties in Q1 generated from semiconductor unit shipments in Q4.  PD royalty revenues in Q1 2010 increased 33% year-on-year.  This compares with industry revenues increasing by less than 20% in the shipment period (i.e. Q4 2009 compared to Q4 2008), demonstrating ARM’s market share gains over the last 12 months.  During Q1, ARM partners reported shipping 1.4 billion chips, an increase of about 70% on last year.

Total PIPD royalties of $10.8 million included $0.5 million of catch-up royalties. Underlying royalties increased about 60% year-on-year, compared to an increase in overall foundry revenues of approximately 45% in the corresponding period.

Development Systems and Service revenues
Sales of development systems in Q1 2010 increased 2% year-on-year to $14.8 million, representing 10% of group revenues.

Sales increased sequentially partly due to additional revenue coming from backlog from two large software tools deals signed in prior periods reaching payment milestones.  When considering development systems revenues in Q2 2010, the Q4 2009 revenue of $12.7m is a more appropriate indicator.

Service revenues in Q1 2010 were up 10% to $8.0 million, representing 6% of group revenues.

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Gross margins
Gross margins in Q1 2010, excluding the share-based payment costs of £0.5 million (see below), were 93.0% compared to 94.3% in Q4 2009 and 90.2% in Q1 2009.

Operating expenses and operating margin

Normalised operating expenses (excluding acquisition-related, share-based payments and restructuring charges) were £49.0 million in Q1 2010 compared to £48.6 million in Q4 2009 and £48.5 million in Q1 2009. Normalised operating expenses in Q2 2010 (assuming effective exchange rates similar to current levels) are expected to be in the range £50-52 million as ARM increases investment in R&D programs.

Normalised research and development expenses were £25.2 million in Q1 2010, representing 27% of revenues, compared to £23.9 million in Q4 2009 and £21.8 million in Q1 2009.  Normalised sales and marketing costs were £12.0 million in Q1 2010, being 13% of revenues, compared to £12.7 million in Q4 2009 and £12.4 million in Q1 2009.  Normalised general and administrative expenses were £11.8 million in Q1 2009, representing 13% of revenues, compared to £12.0 million in Q4 2009 and £14.3 million in Q1 2009.

Normalised operating margin was 40.0% in Q1 2010, compared to 37.3% in Q4 2009 and 29.5% in Q1 2009.

Total operating expenses in Q1 2010 were £60.2 million (Q1 2009 were £59.0 million) including amortisation of intangible assets and other acquisition-related charges of £3.0 million (Q1 2009: £4.5 million), £8.2 million (Q1 2009: £4.4 million) in relation to share-based payment costs and related payroll taxes and restructuring charges of £nil (Q1 2009: £1.3 million). Total share-based payment costs and related payroll tax charges of £8.7 million in Q1 2010 were included within cost of revenues (£0.5 million), research and development (£5.3 million), sales and marketing (£1.7 million) and general and administrative (£1.2 million).

Normalised income statements for Q1 2010 and Q1 2009 are included in notes 4.11 and 4.12 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Earnings and taxation
Profit before tax was £25.9 million in Q1 2010 compared to £13.1 million in Q1 2009. After adjusting for acquisition-related, share-based payment costs and restructuring charges, normalised profit before tax was £37.6 million in Q1 2010 compared to £23.9 million in Q1 2009.  The Group’s effective normalised tax rate was 27.4% (IFRS 24.4%) in Q1 2010 compared to 26.5% (IFRS 25.1%) in Q1 2009.

In Q1 2010, fully diluted earnings per share prepared under IFRS were 1.47 pence (6.67 cents per ADS****) compared to earnings per share of 0.77 pence (3.29 cents per ADS****) in Q1 2009. Normalised fully diluted earnings per share in Q1 2010 were 2.04 pence per share (9.30 cents per ADS****) compared to 1.38 pence (5.92 cents per ADS****) in Q1 2009.

Balance sheet
Intangible assets at 31 March 2010 were £570.8 million, comprising goodwill of £549.0 million and other intangible assets of £21.8 million, compared to £516.8 million and £24.7 million respectively at 31 December 2009.

Total accounts receivable were £57.9 million at 31 March 2010, comprising £45.0 million of trade receivables and £12.9 million of amounts recoverable on contracts, compared to £65.2 million at 31 December 2009, comprising £52.2 million of trade receivables and £13.0 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 26 at 31 March 2010 compared to 46 at 31 December 2009.

Cash flow
Net cash was £196.0 million at 31 March 2010 compared to £141.8 million at 31 December 2009. Normalised free cash flow in Q1 2010 was £43.8 million.

Backlog
Group order backlog at the end of Q1 2010 is down about 7% sequentially, but remains at historically high levels, up 25% from one year ago.  Looking at the mix of potential deals in the opportunity pipeline, prospects for backlog over the next few quarters are promising.

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Operating review

Processor licensing
A total of 17 processor licenses were signed in Q1.  Non-mobile devices continue to be a major driver for processor licensing with 13 of the new processor licenses being signed for a broad range of digital products such as microcontrollers, networking, smart energy meters, intelligent sensors and solid state drives.  The remaining four licenses were signed for use in mobile computers and smartphones, including in the applications processor, baseband modem and power controller ICs.

13 of the licenses were for ARM’s advanced Cortex™ processors, including the second lead-license for ARM’s next generation Cortex-A processor codenamed “Eagle” for use in mobile and consumer electronics, one license for the Cortex-R processor for a baseband modem, and nine licensees for Cortex-M processors mainly for use in deeply embedded products such as microcontrollers.

Q1 2010 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total*
ARM7		1	1	173
ARM9		2	2	264
ARM11		1	1	77
Cortex-A	3		3	36
Cortex-R	1		1	18
Cortex-M	5	4	9	60
Mali				27
Other				24
Total	9	8	17	679
* Adjusted for licenses that are no longer expected to generate royalties

Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q1 generated from semiconductor unit shipments in Q4.  PD royalty revenues in Q1 2010 increased 33% year-on-year.  This compares with industry revenues increasing by less than 20% in the shipment period (i.e. Q4 2009 compared to Q4 2008), demonstrating ARM’s market share gains over the last 12 months.

Q1 revenue came from the sales of more than 1.4 billion ARM technology-based chips, the highest ever shipped in a quarter.  The Cortex family now represents 5% of units shipped up from 2% in the prior quarter.  This sequential increase is primarily due to shipments of Cortex-M class processors in microcontrollers and wireless networking chips, and an increase in Cortex-A shipments driven by high-end smartphones adopting smarter applications processors.

Q1 2010 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	53%	Mobile	59%
ARM9	36%	Enterprise	19%
ARM11	6%	Home	6%
Cortex	5%	Embedded	16%

ARM continued to gain share in non-mobile end-markets.  Shipments of ARM technology-based microcontrollers grew 80% year on year, compared to 20% growth for the overall microcontroller market.  Part of this growth was due to an increase in sales of Cortex-M class based chips.  These chips go into a wide range of price sensitive markets such as toys, consumer white-goods and industrial controllers.  This strong sequential growth in low-cost microcontrollers has resulted in the average royalty per chip decreasing to 4.8c in the quarter from 4.9c in the prior quarter and 6.0c in the same quarter last year.  This growth in microcontrollers looks set to continue with Actel, Atmel, NXP, ST, Toshiba and Triad all announcing ARM-based microcontroller products in recent months.

The increasing penetration of smartphones continues to benefit ARM.  In Q4 2009 ARM’s customers reported about a 50% increase in wireless chips sales, driven by smartphone shipments growing about 40% year-on-year and Bluetooth chip shipments growing about 80%. For the quarter, ARM achieved an average of 2.4 ARM technology-based chips per mobile handset, the same as the prior quarter, and up from 1.9 a year ago.

To date, 27 Mali multimedia licenses have been signed, and the first of these is beginning to generate royalties.

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PIPD licensing
ARM signed two new licenses in Q1 for royalty-bearing platforms of physical IP, one at 90nm and the other at 130nm.  The base of platform licenses for physical IP further drives ARM’s future royalty potential.  Cumulatively, ARM has now signed 70 platform licenses.

ARM’s strategy of developing advanced physical IP for leading-edge manufacturing processes remains on track with ARM sending two 32nm chips for manufacture at major foundries.

Q1 2010 and Cumulative PIPD Licensing Analysis

	Process Node	Total	Platform analysis	Royalty-bearing Platforms
	(nm)		(nm)	at Each Node
New Platform Licenses	90 130	1 1	32/28	6
			45/40	7
			65	10
			90	11
			130	16
			180 to 250	20
			Total	70

In addition, we signed another license for ARM’s physical IP optimised to enable a Cortex-A9 processor to run at 2GHz whilst consuming less than 2W of power, demonstrating the synergistic benefits of having both processor and physical IP within ARM.

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries such as TSMC, UMC and GLOBALFOUNDRIES.  Royalties are recognised one quarter in arrears with royalties in Q1 generated from semiconductor unit shipments in Q4.

Underlying PIPD royalties in Q1 2010 were $10.3 million, up 60% year-on-year.  PIPD demonstrates continuing market share gains as industry revenues are forecast to have increased about 45% compared to a year ago1.  ARM is now receiving royalty revenue from wafer shipments across eleven different advanced processes at 65nm and below, contributing more than 10% of PIPD’s total royalty revenues.

People
At 31 March 2010, ARM had 1,729 full-time employees, a net increase of 19 since the start of the year. At the end of March, the group had 692 employees based in the UK, 493 in the US, 189 in Continental Europe, 271 in India and 84 in the Asia Pacific region.

ARM is continuing to invest in its R&D programs and operations, and expects to continue to recruit through 2010.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group that could affect the results in 2010 and beyond are noted within the Annual Report for the year ended 31 December 2009.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; and ARM competes in the intensely competitive semiconductor market.

1 Source: Gartner, March 2010

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  ARM Holdings plc
Consolidated balance sheet - IFRS

	31 March	31 December
	2010	2009
	Unaudited	Audited
	£’000	£’000

Assets
Current assets:
Financial assets: Cash and cash equivalents	42,456	34,489
Short-term investments	151,587	105,524
Short-term marketable securities	1,907	1,795
Embedded derivatives	5,246	2,480
Fair value of currency exchange contracts	-	457
Accounts receivable (see note 3)	57,883	65,247
Prepaid expenses and other assets	22,891	23,635
Current tax assets	1,298	350
Inventories: finished goods	1,387	1,680
Total current assets	284,655	235,657

Non-current assets:
Financial assets: Available-for-sale investments	10,432	9,432
Prepaid expenses and other assets	1,899	1,611
Property, plant and equipment	14,275	13,565
Goodwill	549,010	516,798
Other intangible assets	21,827	24,696
Deferred tax assets	42,795	42,724
Total non-current assets	640,238	608,826

Total assets	924,893	844,483

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	4,892	2,280
Fair value of currency exchange contracts	2,531	-
Accrued and other liabilities	42,295	46,688
Current tax liabilities	9,921	16,536
Deferred revenue	40,453	39,562
Total current liabilities	100,092	105,066

Non-current liabilities:
Deferred tax liabilities	574	720
Total liabilities	100,666	105,786

Net assets	824,227	738,697

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	291,842	241,950
Revaluation reserve	(169)	(155)
Cumulative translation adjustment	118,830	83,178
Total equity	824,227	738,697

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ARM Holdings plc
First Quarter Results
Consolidated income statement – IFRS

	Quarter ended	Quarter ended
	31 March	31 March
	2010	2009
	Unaudited	Unaudited
	£'000	£'000

Revenues	92,346	79,903

Cost of revenues	(6,960)	(8,177)

Gross profit	85,386	71,726

Research and development	(31,448)	(26,812)
Sales and marketing	(15,720)	(15,632)
General and administrative	(13,035)	(16,586)
Total operating expenses, net	(60,203)	(59,030)

Profit from operations	25,183	12,696
Investment income	702	423
Interest payable	-	(50)

Profit before tax	25,885	13,069
Tax	(6,313)	(3,284)

Profit for the period	19,572	9,785

Earnings per share
Basic and diluted earnings	19,572	9,785

Number of shares (‘000)
Basic weighted average number of shares	1,298,916	1,256,679
Effect of dilutive securities: Share options and awards	36,002	21,023
Diluted weighted average number of shares	1,334,918	1,277,702

Basic EPS (pence)	1.5	0.8
Diluted EPS (pence)	1.5	0.8

Diluted earnings per ADS (cents)	6.7	3.3

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended
	31 March 2010	31 March 2009
	Unaudited	Unaudited
	£’000	£’000

Profit for the period	19,572	9,785
Other comprehensive income:
Unrealised holding (loss)/gain on available-for-sale investments (net of tax of £nil)	(14)	114
Foreign exchange difference on consolidation	35,652	14,260
Other comprehensive income for the period	35,638	14,374
Total comprehensive income for the period	55,210	24,159

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2009 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the period	−	−	−	9,785	−	−	9,785
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	114	−	114
Currency translation adjustment	−	−	−	−	−	14,260	14,260
Total comprehensive income/(expense) for the period	−	−	−	9,785	114	14,260	24,159
Credit in respect of employee share schemes	−	−	−	3,821	−	−	3,821
Movement on tax arising on share options	−	−	−	737	−	−	737
Proceeds from sale of own shares	−	−	−	1,673	−	−	1,673
	−	−	−	6,231	−	−	6,231
At 31 March 2009 (unaudited)	672	351,578	61,474	198,024	(171)	159,156	770,733

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the period	−	−	−	19,572	−	−	19,572
Other comprehensive income:
Unrealised holding losses on available-for-sale investments	−	−	−	−	(14)	−	(14)
Currency translation adjustment	−	−	−	−	−	35,652	35,652
Total comprehensive income/(expense) for the period	−	−	−	19,572	(14)	35,652	55,210
Credit in respect of employee share schemes	−	−	−	5,879	−	−	5,879
Movement on tax arising on share options	−	−	−	8,743	−	−	8,743
Proceeds from sale of own shares	−	−	−	15,698	−	−	15,698
	−	−	−	30,320	−	−	30,320
At 31 March 2010 (unaudited)	672	351,578	61,474	291,842	(169)	118,830	824,227

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Notes to the Financial Information

(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 March 2010 and 31 December 2009, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity for the quarters ended 31 March 2010 and 2009, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2009.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 31 March 2010 are total share-based payment costs (including related payroll taxes) of £8.7 million (2009: £4.7 million), allocated £0.5 million (2009: £0.3 million) in cost of revenues, £5.3 million (2009: £2.8 million) in research and development costs, £1.7 million (2009: £0.9 million) in sales and marketing costs and £1.2 million (2009: £0.7 million) in general and administrative costs.

Also included within operating costs for the quarter ended 31 March 2010 is amortisation of intangibles acquired on business combinations of £2.9 million (2009: £4.4 million), allocated £1.0 million (2009: £2.2 million) in research and development costs and £1.9 million (2009: £2.2 million) in sales and marketing costs.

(3) Accounts receivable
Included within accounts receivable at 31 March 2010 are £12.9 million (31 December 2009: £13:0 million) of amounts recoverable on contracts.

 (4) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs and restructuring charges and profit on disposal and impairment of available-for-sale investments. Full reconciliations of Q110 and Q109 are shown in notes 4.11 and 4.12.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q1 2010		Q1 2009		Q4 2009		FY 2009

Revenues	92,346		79,903		85,182		305,022
Revenues ($’000)	143,296		120,886		140,017		489,453

Gross margin	93.0%		90.2%		94.3%		92.2%
Operating expenses	48,989		48,507		48,563		186,152
Profit from operations	36,906		23,551		31,757		95,126
Operating margin	40.0%		29.5%		37.3%		31.2%

Profit before tax	37,608		23,924		32,308		96,771
Earnings per share (diluted)	2.04	p	1.38	p	1.79	p	5.45	p

Cash	195,950		91,345		141,808		141,808
Cash generation	43,843		15,211		30,683		86,103

	(4.1)	(4.2)	(4.3)	(4.4)
	Q1 2010	Q1 2009	Q4 2009	FY 2009

Revenues (£’000)	92,346	79,903	85,182	305,022
ARM’s effective exchange rate ($/£)	1.55	1.51	1.64	1.60
Revenues ($’000)	143,296	120,886	140,017	489,453

	(4.5)	(4.6)
	31 March 2010	31 December 2009

Cash and cash equivalents	42,456	34,489
Short-term investments	151,587	105,524
Short-term marketable securities	1,907	1,795
Normalised cash	195,950	141,808

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	(4.7)	(4.8)	(4.9)	(4.10)
	Q1 2010	Q1 2009	Q4 2009	FY 2009

Normalised cash at end of period (as above)	195,950	91,345	141,808	141,808
Less: Normalised cash at beginning of period	(141,808)	(78,789)	(121,689)	(78,789)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	1,000	2,637	4,616	9,679
Add back: Cash outflow from payment of dividends	−	−	12,327	28,961
Add back: Cash outflow from restructuring payments	1,887	1,277	2,017	3,451
Add back: Cash outflow from share-based payroll taxes	2,512	414	83	741
Less: Cash inflow from exercise of share options	(15,698)	(1,673)	(8,479)	(19,085)
Less: Cash inflow from sale of available-for-sale investments	−	−	−	(663)
Normalised cash generation	43,843	15,211	30,683	86,103

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(4.11) Normalised income statement for Q1 2010

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition -related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	92,346	−	92,346	−	−	92,346

Cost of revenues	(6,451)	(509)	(6,960)	−	−	(6,960)

Gross profit	85,895	(509)	85,386	−	−	85,386

Research and development	(25,162)	(5,286)	(30,448)	(1,000)	−	(31,448)
Sales and marketing	(12,026)	(1,692)	(13,718)	(1,888)	(114)	(15,720)
General and administrative	(11,801)	(1,234)	(13,035)	−	−	(13,035)
Total operating expenses	(48,989)	(8,212)	(57,201)	(2,888)	(114)	(60,203)

Profit from operations	36,906	(8,721)	28,185	(2,888)	(114)	25,183
Investment income	702	−	702	−	−	702
Interest payable	−	−	−	−	−	−

Profit before tax	37,608	(8,721)	28,887	(2,888)	(114)	25,885
Tax	(10,314)	2,903	(7,411)	1,066	32	(6,313)

Profit for the period	27,294	(5,818)	21,476	(1,822)	(82)	19,572

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,334,918		1,334,918			1,334,918
Earnings per share – pence	2.04		1.61			1.47

ADSs outstanding (‘000)	444,973		444,973			444,973
Earnings per ADS – cents	9.30		7.32			6.67

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(4.12) Normalised income statement for Q1 2009

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Other acquisition -related charges	Impair-ment of invest-ments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000		£'000	£'000

Revenues	79,903	−	79,903	−	−	−	−	79,903

Cost of revenues	(7,845)	(332)	(8,177)	−	−	−	−	(8,177)

Gross profit	72,058	(332)	71,726	−	−	−	−	71,726

Research and development	(21,846)	(2,813)	(24,659)	(2,153)	−	−	−	(26,812)
Sales and marketing	(12,380)	(894)	(13,274)	(2,244)	(114)	−	−	(15,632)
General and administrative	(14,281)	(658)	(14,939)	(6)	−	(364)	(1,277)	(16,586)
Total operating expenses	(48,507)	(4,365)	(52,872)	(4,403)	(114)	(364)	(1,277)	(59,030)

Profit from operations	23,551	(4,697)	18,854	(4,403)	(114)	(364)	(1,277)	12,696
Investment income	423	−	423	−	−	−	−	423
Interest payable	(50)	−	(50)	−	−	−	−	(50)

Profit before tax	23,924	(4,697)	19,227	(4,403)	(114)	(364)	(1,277)	13,069
Tax	(6,332)	905	(5,427)	1,652	32	102	357	(3,284)

Profit for the period	17,592	(3,792)	13,800	(2,751)	(82)	(262)	(920)	9,785

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,277,702		1,277,702					1,277,702
Earnings per share – pence	1.38		1.08					0.77

ADSs outstanding (‘000)	425,901		425,901					425,901
Earnings per ADS – cents	5.92		4.64					3.29

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Notes

The results shown for Q1 2010, Q1 2009 and Q4 2009 are unaudited. The results shown for FY 2009 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2009 were approved by the Board of directors on 31 March 2010 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2010 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2009 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2009.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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